SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 9)*

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class of Securities)

Michael O’Donnell, Esq.

Atlas FRM LLC

100 Northfield Street

Greenwich, Connecticut 06830

Telephone: (203) 622-9138

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Steven A. Seidman, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

July 11, 2021

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207	Page 2 of 16 Pages

1	NAME OF REPORTING PERSON Lapetus Capital II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,610,658 shares of Common Stock outstanding as of June 10, 2021, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 3 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,610,658 shares of Common Stock outstanding as of June 10, 2021, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 4 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,610,658 shares of Common Stock outstanding as of June 10, 2021, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 5 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 149,568(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 149,568(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 149,568(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,610,658 shares of Common Stock outstanding as of June 10, 2021, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 6 of 16 Pages

1	NAME OF REPORTING PERSON Lapetus Capital III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,551,078(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,551,078(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,551,078(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.61%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,610,658 shares of Common Stock outstanding as of June 10, 2021, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 7 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,551,078(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,551,078(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,551,078(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.61%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,610,658 shares of Common Stock outstanding as of June 10, 2021, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 8 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital GP III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,551,078(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,551,078(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,551,078(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.61%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,610,658 shares of Common Stock outstanding as of June 10, 2021, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 9 of 16 Pages

1	NAME OF REPORTING PERSON Atlas Capital Resources GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,551,078(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,551,078(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,551,078(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.61%(2)
14	TYPE OF REPORTING PERSON OO

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,610,658 shares of Common Stock outstanding as of June 10, 2021, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 10 of 16 Pages

1	NAME OF REPORTING PERSON Andrew M. Bursky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,700,646(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,700,646(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,700,646(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.12%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,610,658 shares of Common Stock outstanding as of June 10, 2021, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021.

SCHEDULE 13D

CUSIP No. 92531L207	Page 11 of 16 Pages

1	NAME OF REPORTING PERSON Timothy J. Fazio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,700,646(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,700,646(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,700,646(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.12%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer other than the common stock of the Issuer owned directly by such reporting person.

(2)

All percentages of Common Stock (as defined below) outstanding contained herein are based on 29,610,658 shares of Common Stock outstanding as of June 10, 2021, according to the Form 10-Q filed by the Issuer with the SEC on May 7, 2021 and the Tender Offer Statement on Schedule TO originally filed with the SEC on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 and Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021.

This Amendment No. 9 (“Amendment No. 9”) amends the Schedule 13D filed on September 20, 2019, (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on October 1, 2019 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed on October 10, 2019 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D filed on October 24, 2019 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D filed on December 3, 2019 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D filed on December 12, 2019 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D filed on February 5, 2020 (“Amendment No. 6”), Amendment No. 7 to the Schedule 13D filed on April 13, 2020 (“Amendment No. 7”) and Amendment No. 8 to the Schedule 13D filed on December 17, 2020 (“Amendment No. 8”, and the Original Schedule 13D, as amended, the “Schedule 13D”), and relates to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 9. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2(a)(v) of the Schedule 13D is hereby amended and restated as follows:

“(v) Lapetus Capital III LLC, a Delaware limited liability company (“Lapetus III”). Lapetus III is the direct beneficial owner of 2,551,078 shares of Common Stock of the Issuer;”

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

“The 2,700,646 shares of Common Stock beneficially owned in the aggregate by the Reporting Persons were acquired in open market transactions. The Reporting Persons expended an aggregate of approximately $38.7 million to acquire the 2,700,646 shares of Common Stock reported as beneficially owned by them in this Schedule 13D, which purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.”

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

“On July 11, 2021, Atlas Holdings LLC, an affiliate of the Reporting Persons (“Atlas”, and together with the Reporting Persons, the “Atlas Parties”), submitted a preliminary, non-binding proposal (the “Proposal”) to the Issuer’s board of directors pursuant to which Atlas, among other things, (i) proposed, through an affiliate, to acquire all of the outstanding shares of Common Stock of the Issuer not already owned by the Atlas Parties for $20.00 per share in cash, which represents a 15.9% premium over the closing price of the Common Stock on July 9, 2021, and a 24.0% premium to the 90-day volume-weighted average share price; and (ii) expressed their intention to finance the transactions contemplated by the Proposal with equity financing. The proposed transaction is subject to a number of conditions, including, among other things, confirmatory due diligence and the negotiation, execution and delivery of mutually satisfactory definitive documentation. Atlas reserves the right to withdraw the Proposal without further obligation of any kind at any time and for any reason or no reason at all.

The descriptions of the Proposal in this Amendment No. 9 are not complete and are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.10 and incorporated by reference as if set forth herein in its entirety.”

Item 5.	Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

“In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 2,700,646 shares of Common Stock, representing 9.12% of the outstanding shares. This amount includes 100 shares of Common Stock held in record name by Lapetus II.

(i) Lapetus II has shared voting and dispositive power over 149,568 shares of Common Stock, including 100 shares of Common Stock held in record by Lapetus II, representing 0.51% of the outstanding shares;

(ii) ACR II has shared voting and dispositive power of 149,568 shares, in the aggregate, of Common Stock beneficially owned and held directly by Lapetus II, representing 0.51% of the outstanding shares;

(iii) AC GP II, by virtue of its status as the general partner of ACR II and certain other funds, has shared voting and dispositive power of 149,568 shares of Common Stock, representing 0.51% of the outstanding shares;

(iv) ACR GP II, by virtue of its status as the general partner of AC GP II, has shared voting and dispositive power of 149,568 shares of Common Stock, representing 0.51% of the outstanding shares;

(v) Lapetus III has shared voting and dispositive power over 2,551,078 shares of Common Stock, representing 8.61% of the outstanding shares;

(vi) ACR III has shared voting and dispositive power of 2,551,078 shares of Common Stock beneficially owned by Lapetus III, representing 8.61% of the outstanding shares;

(vii) AC GP III, by virtue of its status as the general partner of ACR III and certain other funds, has shared voting and dispositive power of 2,551,078 shares of Common Stock, representing 8.61% of the outstanding shares;

(viii) ACR GP III, by virtue of its status as the general partner of AC GP III, has shared voting and dispositive power of 2,551,078 shares of Common Stock, representing 8.61% of the outstanding shares;

(ix) each of Messrs. Bursky and Fazio, by virtue of his status as a manager and Managing Partner of ACR GP II and ACR GP III, has shared voting and dispositive power of 2,700,646 shares of Common Stock, representing 9.12% of the outstanding shares.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such Reporting Person.”

Item 7.	Material to be Filed as Exhibits

99.10	Non-Binding Proposal Letter from Atlas Holdings LLC to the Board of Directors of the Issuer, dated July 11, 2021.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021	Lapetus Capital II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: July 12, 2021	Atlas Capital Resources II LP

By: Atlas Capital GP II LP, its general partner

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: July 12, 2021	Atlas Capital GP II LP

By: Atlas Capital Resources GP II LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: July 12, 2021	Atlas Capital Resources GP II LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: July 12, 2021	Lapetus Capital III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Vice President

Dated: July 12, 2021	Atlas Capital Resources III LP

By: Atlas Capital GP III LP, its general partner

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: July 12, 2021	Atlas Capital GP III LP

By: Atlas Capital Resources GP III LLC, its general partner

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: July 12, 2021	Atlas Capital Resources GP III LLC

	By:	/s/ Timothy J. Fazio
	Name:	Timothy J. Fazio
	Title:	Managing Partner

Dated: July 12, 2021	/s/ Andrew M. Bursky
Andrew M. Bursky

Dated: July 12, 2021	/s/ Timothy J. Fazio
Timothy J. Fazio